Mail Stop 4561

August 7, 2008

Mr. Kenichi Watanabe
President and Chief Executive Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

>   **Re: Nomura Holdings, Inc.**
>   **Form 20-F for the fiscal year ended March 31, 2008**
>   **Filed June 30, 2008**
>   **File No. 001-15270**

Dear Mr. Watanabe:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2008

20. Segment and geographic information, page F-67

1. Please revise your disclosure in future filings to include the total assets for each segment, as required by paragraph 27 of SFAS 131.

Form 6-K Filed on July 29, 2008

2. We have reviewed the financial highlights for the three months ended June 30, 2008, and it appears that significant information made public in other sources is not furnished on Form 6-k. Please furnish any such information on Form 6-k, including but not limited to, a quantitative analysis of losses recognized due to additional credit provisions for your exposure to monoline insurers, your

remaining exposure to monoline insurers, and a quantitative analysis of losses recognized related to private equity investments.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief